UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20540

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             Price Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  8 3/4% Series A Cumulative Redeemable Preferred Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   741444 301
                   ------------------------------------------
                                 (CUSIP Number)

                                 James Nakagawa
                          17140 Bernardo Center Drive
                              San Diego, CA 92128
--------------------------------------------------------------------------------
(Name, Address and Telephone of Person Authorized to Receive Notice and Communications)

                                December 11, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 741444 301

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Sol Price
   ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) |_|
   N/A                                                                   (b) |_|

3  SEC USE ONLY

4  SOURCE OF FUNDS

   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

   2(d) or 2(E)                                    |_|

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S. Citizen

                        7  SOLE VOTING POWER
                           See Attached
    NUMBER OF
    SHARES
   BENEFICIALLY         8  SHARED VOTING POWER
    OWNED BY               See Attached
     EACH
 REPORTING PERSON       9  SOLE DISPOSITIVE POWER
     WITH                  See Attached

                        10 SHARED DISPOSITIVE POWER

                           See Attached

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,507,135

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8,507,135
     ----------- = 35.8%
     23,791,767

14   TYPE OF REPORTING PERSON*

     IN

                                  SCHEDULE 13D

Number of Shares of 8 3/4% Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock") Beneficially Owned by Each Reporting Person With

 7) Sole Voting Power

        0 By Sol Price as Trustee of Sol & Helen Price Trust
        0 By Sol Price as Trustee of Price Charitable Remainder Trust* 5,375,170 By Sol Price as Trustee of Price Family Charitable Trust**
---------
5,375,170 TOTAL

 8) Shared Voting Power

2,281,680 by Sol Price as Director of Price Family Charitable Fund
        0 by Sol Price as Co-Trustee of Marion Brodie Trust
        0 by Sol Price as Co-Trustee of Dorothy Goldberg Charitable Trust
        0 by Sol Price as Co-Trustee of the Earl I. and Marion Brodie Trust II 850,285 by Sol Price as co-manager of the Price Group LLC
---------
3,131,965 TOTAL

 9) Sole Dispositive Power

        0 By Sol Price as Trustee of Sol & Helen Price Trust
        0 By Sol Price as Trustee of Price Charitable Remainder Trust* 5,375,170 By Sol Price as Trustee of Price Family Charitable Trust**
---------
5,375,170 TOTAL

10) Shared Dispositive Power

2,281,680 by Sol Price as Director of Price Family Charitable Fund
        0 by Sol Price as Co-Trustee of Marion Brodie Trust
        0 by Sol Price as Co-Trustee of Dorothy Goldberg Charitable Trust
        0 by Sol Price as Co-Trustee of the Earl I. and Marion Brodie Trust II 850,285 by Sol Price as co-manager of the Price Group LLC
---------
3,131,965 TOTAL

12) Exclusion of Shares

The reporting person disclaims beneficial ownership of the following shares:

2,281,680 by Sol Price as Director of Price Family Charitable Fund
        0 by Sol Price as Co-Trustee of Marion Brodie Trust
        0 by Sol Price as Co-Trustee of Dorothy Goldberg Charitable Trust
        0 by Sol Price as Co-Trustee of the Earl I. and Marion Brodie Trust II 850,285 by Sol Price as co-manager of the Price Group LLC
---------
3,131,965 TOTAL

* Does not include 279,050 shares of Series A Preferred Stock pledged to the Sol and Helen Price Trust to secure certain notes delivered to the Sol and Helen Price Trust in connection with sales of shares of Common Stock of Price Enterprises, Inc. ("Common Stock") to the pledgors in May 1998. In connection with such sales of Common Stock, the purchasers agreed to pledge the shares of Common Stock they purchased, as well as any securities distributed as dividends on such shares, to secure the purchase money notes. Note that these shares were originally sold by the Price Charitable Remainder Trust and the loans secured by these shares were subsequently sold to the Sol and Helen Price Trust. The shares referenced in this footnote were distributed as dividends on the shares of Common Stock originally subject to the pledge. The Sol and Helen Price Trust does not have the right to vote or dispose of the pledged shares prior to a default under the applicable note.

** Does not include 520,000 shares of Series A Preferred Stock pledged to the Price Family Charitable Trust to secure certain notes delivered to the Sol and Helen Price Trust in connection with sales of Common Stock to the pledgors in May 1998. In connection with such sales of Common Stock, the purchasers agreed to pledge the shares of Common Stock they purchased, as well as any securities distributed as dividends on such shares, to secure the purchase money notes. The shares referenced above were distributed as dividends on the shares of Common Stock originally subject to the pledge.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  SCHEDULE 13D

1.    SECURITY AND ISSUER

      Price Enterprises, Inc.
      8 3/4% Series A Cumulative Redeemable Preferred Stock
      17140 Bernardo Center Drive
      San Diego, CA 92128

2.    IDENTITY AND BACKGROUND

      a)   Sol Price
      b)   7979 Ivanhoe Avenue, Suite 520
           La Jolla, CA 92037
      c)   Self-employed investor
      d)   None
      e)   None
      f)   U.S. Citizen

3.    SOURCE AND AMOUNT OF FUNDS

      Except as set forth below, all of the share of Series A Preferred Stock disclosed herein were received by the entities listed in Item 5 pursuant to a pro rata distribution of one share of Series A Preferred Stock for each share of common stock held by its stockholders of record on July 30, 1998 (the "Distribution"). For each stock purchase transaction described in Item 5, the trust or fund acquiring the shares of Series A Preferred Stock used cash held in the trust or fund, as applicable, to make the purchase.

4.    PURPOSE OF TRANSACTION

      Except as set forth below, all of the shares of Series A Preferred Stock disclosed herein were received by the entities listed in Item 5 pursuant to the Distribution. In every other transaction described in Item 5, the trust or fund acquiring the shares of Series A Preferred Stock did so for investment purposes only.

5.    INTEREST IN SECURITIES OF THE ISSUER

      a) The aggregate number of shares beneficially owned (8,507,135 or 35.8%) is held as follows:

            - 5,375,170 shares by Sol Price as Trustee of Price Family Charitable Trust U/T/D 3/10/84.

            - 2,281,680 shares by Sol Price as a Director of The Price Family Charitable Fund.

            -     850,285 by Sol Price as member of the Price Group LLC.

            These shares include 3,131,965 shares of which the reporting person disclaims beneficial ownership.

            These shares do not include the 5,779,230 shares (approximately 24.3%) of Price Enterprises Series A Preferred Stock beneficially owned by Robert Price, the son of Sol Price.

      b) The power to vote and the power to dispose of such shares is as follows:

            Sole power to vote or direct the vote:                     5,375,170

            Shared power to vote or direct the vote:                   3,131,965

            Sole power to dispose or direct the disposition:           5,375,170

            Shared power to dispose or direct the disposition:         3,131,965

      c) On August 17, 1998, Sol Price, as Trustee of the Sol and Helen Price Trust, the Price Charitable Remainder Trust and Price Family Charitable Trust, received an aggregate of 4,903,660 shares of Series A Preferred Stock in the Distribution. On August 17, 1998, the Price Family Charitable Fund, of which Sol Price is a director, received 2,055,080 shares of Series A Preferred Stock in the Distribution. On August 17,1998, the Marion Brodie Trust, of which Sol Price is a Co-Trustee, received 34,950 shares of Series A Preferred Stock in the Distribution. On August 17, 1998, the Dorothy Goldberg Charitable Trust, of which Sol Price is a Co-Trustee, received 65,900 shares of Series A Preferred Stock in the Distribution.

            1. The Earl I. and Marion Brodie Trust II, of which Sol Price is a Co-Trustee, purchased 90,000 shares of Series A Preferred Stock on August 19, 1998 and 10,000 shares of Series A Preferred Stock on August 20, 1998 in the open market at prices ranging from $14.62 to $15.00 per share.

            2. On September 16, 1998, the Price Family Charitable Fund, of which Sol Price is a director, made a gift of 1,000,000 shares of Series A Preferred Stock to one charitable organization.

            3. On October 6, 1998, The Price Charitable Remainder Trust, of which Sol Price is a trustee, purchased 7,000 shares on the open market at a price of $13.25 per share.

            4. Between October 6, 1998 and October 7, 1998, the Price Family Charitable Fund, of which Sol Price is a director, purchased 100,000 shares on the open market at prices ranging from $13.063 to $13.484 per share.

            5. On October 16, 1998, The Price Charitable Remainder Trust, of which Sol Price is a trustee, made a gift of 7,000 shares to one charitable organization.

            6. Between October 20, 1998 and October 27, 1998, the Price Family Charitable Trust, of which Sol Price is a Trustee, purchased 250,000 shares on the open market at prices ranging from $13.562 to $13.75 per share.

            7. On November 6, 1998, The Price Family Charitable Fund, of which Sol Price is a director, made a gift of 57,500 shares to one charitable organization.

            8. On November 17, 1998, The Price Family Charitable Trust, of which Sol Price is a Trustee, purchased 580,000 shares at a price of $13.65 per share in a privately negotiated transaction.

            9. The Sol and Helen Price Trust, of which Sol Price is sole trustee, acquired 10,450 shares on the open market for $13.875 per share on 12/18/98, and made a gift of 9,150 shares to 23 individuals on 12/18/98.

            10. The Sol and Helen Price Trust, of which Sol Price is sole trustee, made a gift of 1,300 shares to an individual on 1/15/99.

            11. The Earl and Marion Brodie Trust 2 transferred 100,000 shares as part of a distribution to the Marion Brodie Trust 1 in July 1999. Mr. Price is a co-trustee of both trusts.

            12. The Marion Brodie Trust 1, of which Sol Price is a co-trustee, acquired 28,450 shares on the open market for $14.00 in February 2000.

            13. The Marion Brodie Trust 1, of which Sol Price is a co-trustee, acquired 11,550 shares on the open market for $14.00 in March 2000.

            14. The Marion Brodie Trust 1, of which Sol Price is a co-trustee, acquired 9,150 shares in a private sale for $14.125 on May 5, 2000.

            15. The Marion Brodie Trust 1, of which Sol Price is a co-trustee, made a charitable gift of 184,100 shares to the Price Family Charitable Fund on 8/8/00.

            16. The Price Group LLC, of which Sol Price is a member, received a capital contribution of 41,795 shares on 8/10/00.

            17. On October 31, 2000, Mr. Price resigned as co-trustee of the Dorothy Goldberg Charitable Trust. At that date, the trust owned 65,900 shares.

            18. The Price Charitable Remainder Trust, of which Sol Price is sole trustee, made a gift of 358,490 shares to a charitable organization on 12/11/00.

            19. The Price Group LLC, of which Sol Price is a member, purchased 808,490 shares in private transactions from $14.375 to $14.75 per share between 12/14/00 and 12/20/00.

            20. The Price Family Charitable Fund, of which Sol Price is a director, purchased 1,000,000 shares in a private transaction for $14.75 per share on 12/20/00.

      d)    N/A

      e)    N/A

6.    CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER

On May 15, 1998, the Price Family Charitable Trust sold an aggregate of 620,000 shares of Common Stock in the amounts and to the individuals set forth below:

50,000 Paul A. Peterson, Peterson & Price, A Professional Corp., Profit Sharing Plan -- Trust B

20,000      Keene Wolcott

100,000 Brian and Gerri Monaghan, Trustees, Brian D. and Gerri Monaghan Trust -- U/T/D 7/15/96

50,000      Jim Cahill

100,000     Stanley Sheinbaum, Trustee, 1989 Sheinbaum Trust, Restated 11/6/92

50,000      White & Robinson, A Professional Corp., Profit Sharing Plan

100,000     Murray Galinson, President, Galinson Holdings LLC

100,000 Mitchell G. Lynn & Alyce S. Lynn, Trustees, Mitchell G. Lynn & Alyce S. Lynn Trust U/T/D 3/15/85

50,000      Paul and Jackie Horton, Trustees, The Horton Family Trust U/A
            12/22/80

In each case, the purchaser paid cash in the amount of $3 per share and delivered a note in the amount $17.50 per share. Each note is a non-recourse note due May 15, 2002 and bears interest at 8% per annum, payable quarterly. Each note is secured by a pledge of the purchased shares to the Price Family Charitable Trust under a Stock Pledge and Security Agreement dated May 15, 1998. Each Stock Pledge and Security Agreement provides that the shares will be pledged to the Price Family Charitable Trust and held in a brokerage account for so long as the applicable note remains outstanding; provided that the borrower may instruct the holder of the brokerage account to sell the shares at any time and pay to the Price Family Charitable Trust the lesser of the proceeds of the sale or the amount borrowed under the note. All cash dividends and distributions paid on the pledged shares will be paid to the borrower, but all stock dividends and distributions will become pledged securities. Accordingly, the shares of Series A Preferred Stock issued in the Distribution on such shares of Common Stock have become subject to the pledge. The Price Family Charitable Trust does not have the right to vote or dispose of the pledged shares under any of the pledge agreements prior to a default under the applicable note. Subsequent to May 1998, some of these loans have been paid down partially or fully.

On May 15, 1998, the Price Charitable Remainder Trust sold an aggregate of 202,000 shares of Common Stock in the amounts and to the individuals set forth below:

30,000      William and Gail Gorham

20,000      George Jezek, Trustee, Jezek Family Trust -- U/T/D 12/4/89

30,000      Gil Partida

50,000      Dr. Daniel Einhorn

15,000      Dr. Roger Cornell

20,000      Raymond E. Peet & W. Dian Peet, Trustees, Peet Family Trust U/A

            DTD 05/15/96

10,000      Jack McGrory

10,000 Lawrence Rosenstock and Jean Kluver, Trustees, Lawrence Rosenstock & Jean Kluver U/T/D 5/12/98

7,000       Sherrie Cousineau

10,000      Theodore P. Hurwitz, Trustee, Theodore P. Hurwitz Trust U/T/D
            9/23/91

In each case, the purchaser paid cash in the amount of $3 per share and delivered a note in the amount $17.50 per share. Each note is a non-recourse note due May 15, 2002 and bears interest at 8% per annum, payable quarterly. Each note is secured by a pledge of the purchased shares to the Price Charitable Remainder Trust under a Stock Pledge and Security Agreement dated May 15, 1998. Each Stock Pledge and Security Agreement provides that the shares will be pledged to the Price Charitable Remainder Trust and held in a brokerage account for so long as the applicable note remains outstanding; provided that the borrower may instruct the holder of the brokerage account to sell the shares at any time and pay to the Price Charitable Remainder Trust the lesser of the proceeds of the sale or the amount borrowed under the note. All cash dividends and distributions paid on the pledged shares will be paid to the borrower, but all stock dividends and distributions will become pledged securities. Accordingly, the shares of Series A Preferred Stock issued in the Distribution on such shares of Common Stock have become subject to the pledge. The Price Charitable Remainder Trust does not have the right to vote or dispose of the pledged shares under any of the pledge agreements prior to a default under the applicable note. Subsequent to May 1998, some of these loans have been paid down partially or fully.

On May 21, 1998, the Price Charitable Remainder Trust sold an aggregate of 50,000 shares of Common Stock in the amounts and to the individuals set forth below:

10,000      Nancy Evans

10,000      Margaret Evans

5,000       Robert H. Gleason

20,000      Anne Ledford Evans

5,000       The Cherashore Family Trust U/T/D DTD 4/18/97

In each case, the purchaser paid cash in the amount of $3 per share and delivered a note in the amount $17.50 per share. Each note is a non-recourse note due May 15, 2002 and bears interest at 8% per annum, payable quarterly. Each note is secured by a pledge of the purchased shares to the Price Charitable Remainder Trust under a Stock Pledge and Security Agreement dated May 21, 1998. Each Stock Pledge and Security Agreement provides that the shares will be pledged to the Price Charitable Remainder Trust and held in a brokerage account for so long as the applicable note remains outstanding; provided that the borrower may instruct the holder of the brokerage account to sell the shares at any time and pay to the Price Charitable Remainder Trust the lesser of the proceeds of the sale or the amount borrowed under the note. All cash dividends and distributions paid on the pledged shares will be paid to the borrower, but all stock dividends and distributions will become pledged securities. Accordingly, the shares of Series A Preferred Stock issued in the Distribution on such shares of Common Stock have become subject to the pledge. The Price Charitable Remainder Trust does not have the right to vote or dispose of the pledged shares under any of the pledge agreements prior to a default under the applicable note.

On September 29, 1998, The Price Family Charitable Trust, of which Sol Price is a trustee, loaned $11,200,000 to the San Diego Foundation to be used exclusively for the purpose of purchasing shares of Series A Preferred Stock. The San Diego Foundation purchased 800,000 shares and has pledged all of such shares as security for the loan. The loan bears interest at the rate of 9% per year. Interest is payable quarterly beginning November 20, 1998. The loan matures on September 30, 1999. The Price Family Charitable Trust does not have the right to vote or dispose of the pledged shares under any of the pledge agreements prior to a default under the applicable note. This loan was subsequently paid in full.

On November 1, 2000 the Sol and Helen Price Trust loaned $215,625 to two individuals each, secured by 15,000 shares each. Each note is a non recourse note due November 30, 2004 and bears interest at 7.5% per annum, payable quarterly.

For information regarding shares of Common Stock beneficially owned by Sol Price, see the separate Schedule 13D, as amended from time to time, regarding such ownership.

7.    EXHIBITS

      N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 20, 2000                         /s/ Sol Price
-----------------------                   --------------------------------------
Date                                      Sol Price